File No. 82-5215

(Summary translation)

Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2004

ARLS 3-31-04

Matsui Securities Co., Ltd.

1-4, Kouzimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On June 28, 2004

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004
Operating revenues	(Millions of Yen)	6,475	8,081	12,785	13,425	25,036
Net operating revenues	(Millions of Yen)	—	—	11,435	12,151	23,738
Ordinary income	(Millions of Yen)	3,405	3,001	3,939	3,518	14,016
Net income	(Millions of Yen)	868	1,549	1,870	1,485	7,280
Shareholders' equity	(Millions of Yen)	7,881	9,400	31,124	32,033	39,162
Total assets	(Millions of Yen)	142,546	208,021	187,606	169,904	488,166
Shareholders' equity per share	(Yen)	1,302.20	258.90	355.25	368.80	439.36
Earnings per share	(Yen)	143.45	114.77	24.56	16.94	81.50
Fully diluted earnings per share	(Yen)	—	—	24.11	16.66	76.99
Shareholders' equity ratio	(%)	8.9	7.7	16.6	18.9	8.0
Return on equity	(%)	11.6	17.9	9.2	4.7	20.5
Price earnings ratio	(times)	—	—	68.09	54.73	39.88
Cash flows from operating activities	(Millions of Yen)	1,641	1,490	(12,211)	(6,236)	(87,829)
Cash flows from investing activities	(Millions of Yen)	(926)	65	(1,667)	(2,280)	(1,290)
Cash flows from financing activities	(Millions of Yen)	(493)	417	18,543	6,034	113,875
Cash and cash equivalent at end of period	(Millions of Yen)	835	2,807	7,472	4,989	29,744
Number of employees [Average temporary staff]		116 [69]	153 [66]	194 [45]	171 [41]	169 [42]

(2) Non-Consolidated Business Indices

		Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004
Operating revenues [Commissions]	(Millions of Yen)	6,473 [5,886]	8,081 [6,677]	12,785 [10,215]	13,425 [10,240]	25,036 [20,206]
Net operating revenues	(Millions of Yen)	—	—	11,435	12,151	23,738
Ordinary income	(Millions of Yen)	3,393	2,989	3,921	3,505	14,007
Net income	(Millions of Yen)	862	1,543	1,859	1,478	7,275
Capital stock	(Millions of Yen)	610	634	11,381	11,405	11,463
Total shares outstanding	(1,000 shares)	6,054	36,309	87,611	88,051	88,967
Shareholders' equity	(Millions of Yen)	7,861	9,373	31,086	31,987	39,112
Total assets	(Millions of Yen)	142,522	207,990	187,560	169,857	488,111
Shareholders' equity per share	(Yen)	1,298.51	258.14	354.82	363.29	438.80
Annual dividends per share [Interim dividends per share]	(Yen)	5.00 [—]	Old Shares: 3.00 New Shares: 0.18 [—]	3.19 [—]	5.04 [—]	24.54 [—]
Earnings per share	(Yen)	142.40	114.26	24.42	16.86	81.44
Fully diluted earnings per share	(Yen)	—	—	23.98	16.58	76.93
Shareholders' equity ratio	(%)	8.8	7.7	16.6	18.8	8.0
Return on equity	(%)	11.6	17.9	9.2	4.7	20.5
Price earnings ratio	(%)	—	—	68.47	54.99	39.90
Dividends payout ratio	(%)	3.51	2.64	15.03	30.03	30.01
Dividends per shareholders' equity	(%)	0.38	0.43	0.90	1.39	5.58
Capital adequacy ratio	(%)	365.5	302.1	843.4	830.4	436.1
Number of employees [Average temporary staff]		116 [69]	153 [66]	194 [45]	171 [44]	166 [41]

Notes:

1. Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.
2. Capital adequacy ratios as of March 31, 2002 or later are calculated with appropriated retained earnings.

2 Company's History

Translation omitted.

3 Company's Business

Translation omitted.

4 Affiliated Companies

Translation omitted.

5 Employees

(1) Consolidated Company

The Company and its consolidated company employ 169 employees and 42 temporary employees.

(2) Non-consolidated Company

The Company employs 166 employees and 41 temporary employees. Their average age is 33.4 years old and their annual compensation is 6,622 thousand yen.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union. The total number of members of the Union is 114.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

Translation omitted.

3 Business Risk

Translation omitted.

4 Important Contracts for the Company's Business

The Company entered into a contract dated May 2002 with Japan Future Information Technology and Systems Co., Ltd. on the Information processing, and also with TradeOne Systems Co., Ltd. on the back-office operations.

5 Research and Development

No relevant items.

6 Analysis of Financial Position and Operating Results

Translation omitted.

Part 3 Equipment

1 Investment on equipment

The company invested 807million yen in the fiscal 2003 to acquire software to enhance service and to introduce new products.

2 Major equipment

(1) The Company

Offices	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarter	Chiyoda-ku, Tokyo	Other equipment	119	90	— (—)	209	166
Nihombashi Branch	Chuo-ku, Tokyo	Other equipment	28	98	— (—)	126	–

Note: The headquarter has been moved from Chuo-ku,Tokyo to Chiyoda-ku,Tokyo on June 27,2004.
The headquarter is lent from Sumitomo Realty & Development Co.,Ltd.
Nihombashi Branch is lent from Matsui RealEstate Co., Ltd., the Company's subsidiary.

(2) Domestic Subsidiary

Name	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo	Other equipment	61	0	279 (3,906)	340	3

3 Plans to purchase or dispose equipment

The Company plans to invest 1,000 million yen mainly into online securities trading systems by its own capital from April 2004 through March 2005. The Company has no plans to dispose major equipment.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of shares

Total Shares Authorized	
Common Stock	350,000,000 shares
Total	350,000,000 shares

	Number of Shares Outstanding		Stock Exchanges Listed
	As of March 31, 2004 (End of the fiscal 2003)	As of June 28, 2004 (Date of the filing of this Report)	
Common Stock	88,967,059 shares	88,972,019 shares	Tokyo Stock Exchange (First Section)
Total	88,967,059 shares	88,972,019 shares	—

Note: The number of shares outstanding as of June 28, 2004 does not include those shares issued as a result of the execution of new-share purchase rights in the period from June 1, 2004 to June 28, 2004.

(2) New-Share Purchase Rights

Translation omitted: See (7) Details of Stock Options

(3) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Notes
	Change	Amount Outstanding	Change	Amount Outstanding	Change	Amount Outstanding	
November 20, 2000	6,053,840	12,107,680	–	610	–	200	Stock splits (1:2)
March 11, 2001	24,201,360	36,309,040	24	634	–	200	Issuance to Shareholders (1:2) 1 Yen / Share
June 5, 2001	36,302,040	72,611,080	36	671	–	200	Issuance to Shareholders (1:1) 1 Yen / Share
August 1, 2001	15,000,000	87,611,080	10,710	11,381	9,030	9,230	Issuance to general public 1,316 Yen / Share
From April 1, 2002 To March 31, 2003	440,219	88,051,299	24	11,405	24	9,254	Execution of New-share purchase rights
From April 1, 2003 To March 31, 2004	915,760	88,967,059	58	11,463	57	9,312	Execution of New-share purchase rights

Note: Yen/Share shown in the table represents per-share amount of cash inflow to the Company

(4) Distribution of Shares

(As of March 31, 2004)

	Distribution of shares (1 unit = 100 shares)							Odd-lot Shares (Shares)
	National and Municipal Governments	Financial Institutions	Securities Companies	Other Institutions	Foreign Institutions (Individuals)	Individuals and others	Total	
Number of shareholders	—	51	43	130	135 (6)	18,915	19,274	—
Number of shares held (unit)	—	147,881	11,052	121,138	85,492 (107)	524,021	889,584	8,659
Percentage	—	16.62	1.24	13.62	9.61 (0.01)	58.91	100.00	—

Note : 91 out of 9,149 treasury stocks are included in the "Individuals and others" and 49 of 9,149treasury stocks are included in "odd-lot shares."

(5) Principal Shareholders

(As of March 31, 2004)

Name	Address	Shares Owned (1,000 shares)	Percentage of Shares Owned to the Total Shares Outstanding(%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.36
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,218	13.73
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.14
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	5,893	6.62
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	3,528	3.97
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
AIG Life Holiding Company(Japan),Inc. (General Account)	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan	1,295	1.46
Total	—	64,251	72.22

(6) Voting Rights

(As of March 31, 2004)

Shares without Voting Rights	Shares with Full Voting Rights		Odd Lot Shares (1 Lot = 100 shares)	Total shares outstanding
	Treasury Stock	Others		
—	9,100	88,949,300 Shares	8,659 Shares	88,967,059

Note: 49 treasury stocks are included in Odd Lot Shares.

(7) Details of Stock Options

The number of shares to be issued as of June 28, 2004 does not reflect the reduction of them by the execution of new-share purchase rights in the period from June 1, 2004 to June 28, 2004.

(As of June 27, 2004)

Special resolution of extraordinary shareholders' meeting (January 29, 2001)	
Number of shares to be issued	18,542 Common stocks
Holder of rights	Employees: 8 (16,182 Shares) Retired employees: 4 (2,360Shares)
Total value of payment	2,039,620 Yen
Period of exercise of rights	From February 1, 2003 to January 31, 2006
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 110 Yen Capitalized as common stocks: 55 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 27, 2004)

Special resolution of general shareholders' meeting (June 1, 2001)	
Number of shares to be issued	278,846 Common stocks
Holder of rights	Directors: 1(198,473 Shares) Employees: 15(19,642 Shares) Retired directors 1(60,731 Shares)
Total value of payment	36,528,826 Yen
Period of exercise of rights	From December 1, 2003 to January 31, 2007
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 131 Yen Capitalized as common stocks: 66 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 27, 2004)

Special resolution of general shareholders' meeting (June 16, 2002)	
Number of shares to be issued	361,500 Common stocks
Eligible holder of rights	Directors: 8 (234,000 Shares) Employees: 23 (67,500 Shares) Retired directors: 1 (60,000 Shares)
Total value of payment	605,874,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 1,676 Yen Capitalized as common stocks: 838 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

(As of June 27, 2004)

Special resolution of general shareholders' meeting (June 22, 2003)	
Number of shares to be issued	402,000 Common stocks
Eligible holder of rights	Directors: 9(222,000 Shares) Employees: 68(140,000 Shares) Retired directors 1(40,000 Shares)
Total value of payment	667,320,000 Yen
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 1,660 Yen Capitalized as common stocks: 830 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2008
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

(As of June 27, 2004)

Special resolution of general shareholders' meeting (June 27, 2004)	
Number of shares to be issued	355,500 Common stocks or less
Eligible holder of rights	Directors and employees
Total value of payment	Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price at the Tokyo Stock Exchange of the prior day of the issuance date, the latter price substitute the calculated price.
Period of exercise of rights	From July 15, 2006 to July 14, 2009
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

2 Acquisition of treasury stocks

The general shareholders' meeting held on June 22, 2003 resolved the possible option concerning the acquisition of 2,000,000 or less common stocks of its own within 1,500,000,000 yen limitation. The Company has not acquired any treasury stocks by this option.

The general shareholders' meeting held on June 27, 2004 resolved a possible option concerning the acquisition of common stocks of its own by the resolution of board of directors.

3 Dividend Policy

The Company has a policy to distribute 30% of net income as dividend every year.

The Company's retained earnings will be invested on systems and others and will be used as operating capital for the expanding margin trading service.

4 Price of Shares

Yearly Highest and Lowest Prices for the Last Five fiscal years		Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004
	Highest (Yen)	—	—	2,020	1,800	3,570
	Lowest (Yen)	—	—	1,410	675	705

Monthly Highest and Lowest Prices for the second half of fiscal 2003 Ended March 31, 2004		October 2003	November 2003	December 2003	January 2004	February 2004	March 2004
	Highest (Yen)	3,570	2,760	2,480	3,040	2,810	3,340
	Lowest (Yen)	1,715	1,870	1,981	2,380	2,410	2,785

Note: The Company's shares have been listed on the Tokyo Stock Exchange since August 1, 2001.

5 Executives

	Title	Number of shares Held
Michio Matsui	President, Chief Executive Officer and Representative Director	12,218
Yuichiro Kuki	Senior Managing Director (Chief Operating Officer)	57
Hirohito Imada	Senior Managing Director (Chief Financial Officer and General Manager of Risk Management Dept.)	0
Akira Nakamura	Managing Director (Chief Information Officer)	111
Hisashi Tanaami	Managing Director (General Manager of General Affairs Dept.)	5
Yoshihiko Sugiyama	Director (General Manager of Corporate Services Dept.)	46
Masahito Amemiya	Director (General Manager of Compliance Dept.)	42
Ayumi Sato	Director (General Manager of Customer Supoort Dept.)	18
Yukihiro Yabuki	Director (General Manager of Planning Dept.)	0
Yoshinobu Isokawa	Standing Corporate Auditor	10
Kyosuke Moriya	Corporate Auditor	106
Kentaro Aoki	Corporate Auditor	—
Total	—	12,614

The general shareholders' meeting held on June 27, 2004 has appointed Mr. Yoshio Yoshida, a lawer, as a substitute auditor in preparation for the vacancy of incumbent auditors.

6 Corporate Governance

Translation omitted.

7 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Year ended March 31, 2003	Brokerage commissions	9,424	—	79	13	9,516
	Underwriting and selling commissions	27	—	—	—	27
	Subscription and distribution commissions	15	—	—	1	16
	Others	231	—	0	449	680
	Total	9,697	—	80	463	10,240
Year ended March 31, 2004	Brokerage commissions	18,798	—	83	52	18,933
	Underwriting and selling commissions	191	—	—	—	191
	Subscription and distribution commissions	35	—	—	1	36
	Others	332	—	1	714	1,047
	Total	19,355	—	85	766	20,206

(2) Net Gain on Trading

(Millions of Yen)

	Year ended March 31, 2003			Year ended March 31, 2004		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	(39)	—	(39)	(2)	29	28
Net gain on trading of bonds and others	1	—	1	1	1	2
Bonds	—	—	—	—	—	—
Others	1	—	1	1	1	2
Total	(39)	—	(39)	(0)	30	30

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

i)Stocks

(Thousands of shares, millions of Yen)

	In the securities markets				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended 31-Mar-03	12,741,365	5,380,058	14,695	9,957	457,492	180,390	98	52	(—) 13,213,651	(—) 5,570,458
Year ended 31-Mar-04	24,476,195	12,894,367	7,150	2,980	819,632	753,607	710	289	(—) 25,303,687	(—) 13,651,243

Note: Number of shares and trade value shown in parentheses are those of foreign securities which are also included in the numbers below each.

(Margin Trading)

(Thousands of shares, millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2003	9,397,847	4,158,859	356	112	9,398,203	4,158,971
Year ended March 31, 2004	16,968,701	9,960,124	77	338	16,968,778	9,960,462

ii) Bonds

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2003	—	—	—	—	—	—
Year ended March 31, 2004	—	—	—	—	—	—

(Brokerage trading)

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2003	—	—	—	—	—	—
Year ended March 31, 2004	—	—	—	—	—	—

iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment Trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2003	54,232	—	—	5	—	—	—	54,237
Year ended March 31, 2004	62,627	—	—	58	—	—	—	62,685

iv) Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2003	—	—	—	—	1,920	1,920
Year ended March 31, 2004	—	—	—	—	12,108	12,108

(Brokerage trading)

(Thousands of shares, millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial Paper	Foreign certificates	Others	Total
Year ended March 31, 2003	—	—	—	—	1,920	1,920
Year ended March 31, 2004	—	—	—	—	12,108	12,108

[2] Futures Trading

i)Stock-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2003	—	—	4,056,901	66	4,056,967
Year ended March 31, 2004	—	—	10,862,936	1,957	10,864,893

ii)Bond-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2003	—	—	—	—	—
Year ended March 31, 2004	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution and Private offering

i)Stocks

(Thousands of Shares, millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2003	Domestic Stocks	14	257	63	386	35	914	18	59	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2004	Domestic Stocks	1,150	3,397	78	698	47	1,706	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

ii)Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2003	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2004	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2003	—	—	382	—	—
Year ended March 31, 2004	—	—	2,098	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2003	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	19	—	—
Year ended March 31, 2004	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	12	—	—

(4) Other Operations

[1] Custody of Securities

		Stocks	Bonds	Beneficiary certificates		Others
As of March 31, 2003	Domestic Securities	479,261 thousand shares (203,385 million yen)	— million yen	Unit type	— million units	Subscription warrant — thousand warrants
				Open type Stocks	6 million units	
				Open type Bonds	— million units	Commercial paper — million yen
	Foreign Securities	2 thousand shares (0 million yen)	— million dollars	Corporate type	— million units	Subscription warrant — thousand warrants
				Contract Type	200 million units (239 million yen)	Other foreign securities — million yen Others 70 million warrants
As of March 31, 2004	Domestic Securities	815,345 thousand shares (523,118 million yen)	— million yen	Unit type	— million units	Subscription warrant — thousand warrants
				Open type Stocks	6 million units	
				Open type Bonds	— million units	Commercial paper — million yen
	Foreign Securities	2 thousand shares (0 million yen)	— million dollars	Corporate type	— million units	Subscription warrant — thousand warrants
				Contract Type	1,168 million units (1,219 million yen)	Other foreign securities — million yen Others 33 million warrants

[2] Margin trading

(Thousands of shares, millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
Year ended March 31, 2003	72,777	180,167	50,236	20,171
Year ended March 31, 2004	252,081	377,272	57,262	37,296

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2003	As of March 31, 2004
Tier I Capital	①	31,543	36,799
Tier II Capital ②	Net unrealized gain on investment	—	52
	Statutory reserves	753	1,261
	Allowance for doubtful accounts	322	205
	Short-term Subordinate debts	500	500
		1,575	2,019
Assets to be deducted from equity capital	③	4,417	4,633
Equity capital after deduction	①+②−③ (A)	28,702	34,184
Risk	Market risk	54	135
	Counterparty risk	1,721	5,439
	Basic risk (The quarter of total operating expenses for the year ended the last month but one)	1,680	2,262
	Total (B)	3,456	7,837
Capital adequacy ratio	(A)／(B)×100	% 830.4	% 436.1

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital .

Part 5 Financial Status

1 Presentation of Financial Statements

(1) Consolidated Financial Statements

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Consolidated Financial Statements," the consolidated financial statements for the year ended March 31, 2004 are presented according to the revised regulations while those for the year ended March 31, 2003 are presented according to the former regulations.

Due to the provisions of the conditional clause 2 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the consolidated financial statements for the year ended March 31, 2004 have been prepared according to the former regulations.

(2) Non-Consolidated Financial Statements

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the non-consolidated financial statements for the year ended March 31, 2004 are presented according to the revised regulations while those for the year ended March 31, 2003 are presented according to the former regulations.

Due to the provisions of the conditional clause 2 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the financial statements for the year ended March 31, 2004 have been prepared according to the former regulations.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated financial statements are rounded to the nearest million yen.

2 Audit Report

The consolidated and non-consolidated financial statements for the fiscal years ended March 31, 2003 and 2004 were audited by ChuoAoyama PricewaterhouseCoopers based on the Article 193-2 of Japanese Securities and Exchange Law.

Notice to readers:

The accompanying consolidated financial statements and non-consolidated financial statements have been prepared in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[1] Consolidated Balance Sheets

Item	Note	March 31, 2003			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			4,989			29,744	
Cash segregated as deposits			77,801			183,002	
Cash in trust			—			4,400	
Trading assets			1			397	
Net receivables arising from pre-settlement date trades			—			14	
Margin account assets:			78,343			261,154	
Loans receivable from customers		72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		5,566			9,073		
Receivables from Customers and others			236			23	
Advance paid for subscription			—			44	
Short-term guarantee deposits			2,999			899	
Prepaid expenses			105			176	
Accrued income			775			1,931	
Deferred income taxes			188			692	
Others			332			616	
Allowance for doubtful accounts			(323)			(206)	
Total current assets			165,445	97.4		482,887	98.9
II Fixed assets							
1 Tangible fixed assets	1		857	0.5		974	0.2
Buildings		345			461		
Equipment and instruments		227			194		
Land		285			319		
2 Intangible assets			2,165	1.3		2,055	0.4
Software		2,109			1,997		
Others		55			58		
3 Investments and others			1,438	0.8		2,250	0.5
Investment securities		665			1,177		
Investment in partnership		3			3		
Long-term loans receivable		50			168		
Long-term guarantee deposits		68			193		
Long-term prepaid expenses		7			21		
Deferred income taxes		565			643		
Others		130			307		
Allowance for doubtful accounts		(50)			(261)		
Total fixed assets			4,459	2.6		5,279	1.1
Total assets			169,904	100.0		488,166	100.0

Item	Note	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			—			217	
Net payables arising from pre-settlement date trades			1			—	
Margin account liabilities:			40,213			101,342	
Loans from securities finance companies		20,042			64,046		
Proceeds of securities sold on customers' accounts		20,171			37,296		
Payables on collateralized securities transactions:			4,864			23,579	
Cash deposits as collateral for securities loaned		4,864			23,579		
Deposits received			35,256			79,361	
Guarantee money received			47,743			112,977	
Suspense account for undelivered securities			—			15	
Short-term borrowings			6,694			25,177	
Commercial paper			—			3,000	
Bond due within one year	2		—			500	
Deferred revenue			52			88	
Accounts payable			310			619	
Accrued expenses			477			943	
Accrued income taxes			136			6,112	
Accrued bonuses			98			—	
Others			0			0	
Total current liabilities			135,843	80.0		353,929	72.5
II Long-term liabilities							
Bond			500			60,000	
Long-term borrowings			484			33,532	
Reserve for directors' retirement bonuses			291			281	
Others			0			0	
Total long-term liabilities			1,275	0.7		93,813	19.2
III Statutory reserves							
Reserve for securities transactions	3		753			1,261	
Total statutory reserves			753	0.4		1,261	0.3
Total liabilities			137,872	81.1		449,004	92.0
(Shareholders' equity)							
I Common Stock			11,405	6.7		11,463	2.3
II Capital surplus			9,254	5.5		9,312	1.9
III Earned surplus			11,516	6.8		18,352	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes			(140)	(0.1)		52	0.0
V Treasury Stock			(2)	(0.0)		(17)	(0.0)
Total shareholders' equity			32,033	18.9		39,162	8.0
Total liabilities and shreholders' equity			169,904	100.0		488,166	100.0

[2] Consolidated Statements of Income

Item	Note	Year ended March 31, 2003			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			10,240			20,206	
Brokerage commissions		9,516			18,933		
Underwriting and selling commissions		27			191		
Subscription and distribution commissions		16			36		
Others		680			1,047		
Net gain (loss) on trading			(39)			30	
Interest and dividend income			3,224			4,800	
Total operating revenues			13,425	100.0		25,036	100.0
II Interest expenses			1,274			1,298	
Net Operating revenues			12,151	90.5		23,738	94.8
III Selling, general and administrative expenses			8,612	64.1		9,453	37.8
Transaction related expenses		1,635			2,261		
Employees' Compensation and benefits		1,786			1,863		
Occupancy and rental		622			369		
Data processing and office supplies		2,564			3,986		
Depreciation		1,578			689		
Duties and taxes other than income taxes		25			67		
Provision of allowance for doubtful accounts		313			94		
Others		88			125		
Operating income			3,540	26.4		14,285	57.0
IV Non-operating income			14	0.1		30	0.1
V Non-operating expenses			35	0.3		298	1.1
Bond issuing costs		—			169		
Others		35			129		
Ordinary income			3,518	26.2		14,016	56.0

Item	Note	Year ended March 31, 2003 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
VI Special profits			162	1.2		2	0.0
Gain on sales of fixed assets		1			—		
Gain on sales of investment securities		—			0		
Gain on sales of corporate golf membership and resort membership		—			1		
Income from insurance policy		161			—		
VII Special losses			996	7.4		776	3.1
Loss on sales and disposals of property and equipment		41			130		
Provision for statutory reserves		265			508		
Devaluation loss on investment securities		—			55		
Loss on cancellation of lease contracts		6			48		
Retirement benefits for cmpany's executives		291			—		
Devaluation loss on corporate golf membership and resort membership		6			6		
Loss on sales of corporate golf membership and resort membership		—			0		
Special contributions to welfare pension plan		364			—		
Expenses for the company's funeral service for the company's deceased counselor		24			—		
Expenses for the relocation of the head office		—			29		
Income before income taxes			2,684	20.0		13,242	52.9
Income taxes –current		1,153			6,676		
Income taxes –deferred		47	1,200	8.9	(713)	5,962	23.8
Net income			1,485	11.1		7,280	29.1

[3] Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2003		Year ended March 31, 2004	
		Millions of Yen		Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,230		9,254
II Increase in capital surplus					
1 Issuance of new share on the execution of stock options		24	24	57	57
III Capital surplus at end of period			9,254		9,312
(Earned surplus)					
IV Beginning balance of earned surplus			10,311		11,516
V Increase in earned surplus					
1 Net income		1,485	1,485	7,280	7,280
VI Decrease in earned surplus					
1 Cash dividends		279	279	444	444
VII Earned surplus at end of period			11,516		18,352

[4] Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2003 Millions of Yen	Year ended March 31, 2004 Millions of Yen
I Cash flows from operating activities			
Income before income taxes		2,684	13,242
Depreciation and amortization		1,578	689
Net change in allowance for doubtful accounts		313	94
Net change in accrued bonuses		(14)	(98)
Net change in reserve for securities transactions		265	508
Interest and dividend income		(6)	(14)
Interest expenses		40	313
Interest income on margin transactions		(3,162)	(4,720)
Interest expenses on margin transactions		1,201	862
Gain on sales of fixed assets		(1)	—
Loss on sales and disposals of property and equipment		41	130
Gain on sales of investment securities		—	△0
Devaluation loss on corporate golf membership and resort membership		6	6
Net change in deposits segregated for customers		5,399	(105,201)
Net change in cash in trust		—	(4,400)
Net change in trading assets		(1)	(180)
Net change in margin assets and liabilities		(8,175)	(121,683)
Net change in deposits received		(3,857)	44,105
Net change in cash collateral for securities loaned		129	18,715
Net change in guarantee deposits received		(793)	65,234
Net change in short-term guarantee deposits		(754)	2,100
Others, net		(634)	(65)
Sub total		(5,739)	(90,362)
Interest and dividends received		6	14
Interest paid		(38)	(156)
Interest on margin transactions received		3,104	4,289
Interest on margin transactions paid		(1,232)	(915)
Income taxes paid		(2,336)	(699)
Net cash flows from operating activities		(6,236)	(87,829)
II Cash flows from investing activities			
Payments for purchases of property and equipment		(23)	(337)
Proceeds from sales of property and equipment		1	—
Payments for purchases of intangible assets		(2,100)	(512)
Payments for purchases of investment securities		(187)	(250)
Proceeds from sales of investment securities		—	7
Proceeds from maturity and cancellation of insurance		5	—
Others, net		23	(198)
Net cash flows from investing activities		(2,280)	(1,290)

		Year ended March 31, 2003	Year ended March 31, 2004
Item	Note	Millions of Yen	Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		6,000	16,950
Net change in commercial paper		—	3,000
Proceeds from long-term borrowings		800	35,080
Repayments of long-term borrowings		(212)	(499)
Payments for installment purchase obligation		(321)	(143)
Proceeds from issuance of corporate bond		—	59,831
Proceeds from issuance of new-share		48	115
Payments for purchase of treasury stock		(2)	(15)
Dividends paid		(279)	(444)
Net cash flows from financing activities		6,034	113,875
Ⅳ Translation difference of cash and cash equivalent		—	(0)
Ⅴ Net change in cash and cash equivalent		(2,483)	24,756
Ⅵ Cash and cash equivalent at beginning of period		7,472	4,989
Ⅶ Cash and cash equivalent at end of period	1	4,989	29,744

Significant Accounting Policies for the Consolidated Financial Statements

	Year ended March 31, 2003	Year ended March 31, 2004
1. Scope of Consolidation	Number of Consolidated subsidiary : 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.
2. Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.
3. Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.
4. Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. (2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column. (2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.

	Year ended March 31, 2003	Year ended March 31, 2004
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31,2004, the Company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004.
	(4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(4) Accounting for important lease transactions Same as the left column.
		(5) Hedge accounting (i) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for the interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.
	(6) Other material items National and local consumption taxes are separately recorded.	(6) Other material items Same as the left column.

	Year ended March 31, 2003	Year ended March 31, 2004
5. Appropriation of earnings in the consolidated statements of retained earnings	Consolidated statement of retained earnings is based on the appropriation of earnings fixed in the current period.	Same as the left column.
6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.

Reclassifications

Year ended March 31, 2003	Year ended March 31, 2004
―――――――	Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31, 2003 was 1,100 Mil.yen.

Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheet

Year ended March 31, 2003	Year ended March 31, 2004
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 183 Equipment and instruments 245 Total 428	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 204 Equipment and instruments 145 Total 349

※2 Assets collateralized are as follows.

Year ended March 31, 2003 (Millions of Yen)

Liabilities requiring the collateral		Assets Collateralized			
Item	Outstanding balance	Investment securities	Buildings	Land	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	50	88	–	–	88
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	78	53	101	218	372
Total	128	141	101	218	461

Year ended March 31,2004

None of the assets were collateralized.

As of March 31, 2003	As of March 31, 2004
Note ※1 The amounts of assets collateralized shown in the above represent carrying values. ※2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note ※1 The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings, 4,648 million yen for the loans from securities finance companies, respectively. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
※3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 21,339 ② Collateralized securities for the loans from securities companies 19,443 ③ Securities loaned for consumption 4,902 ④ Long-term guarantee securities deposited 1,108 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 64,716 ② Collateralized securities for borrowing securities from securities finance companies 5,447 ③ Securities borrowed and deposited from customers 92,524	※3 Fair values of securities received and deposited are as follows. Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 42,484 ② Collateralized securities for the loans from securities companies 65,831 ③ Securities loaned for consumption 24,990 ④ Long-term guarantee securities deposited 2,171 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 266,078 ② Collateralized securities for borrowing securities from securities finance companies 9,091 ③ Securities borrowed and deposited from customers 228,009
※4 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law. ※6 Treasury stocks held by the Company are as follows: Common stock 2,357 shares Total number of shares issued by the Company is 88,051,299 shares.	※4 Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law. ※6 Treasury stocks held by the Company are as follows: Common stock 9,149 shares Total number of shares issued by the Company is 88,967,059shares.

Notes to Consolidated Statements of Income

Year ended March 31, 2003	Year ended March 31, 2004
※1 Employees' compensation and benefits reported in the consolidated statements of income include 98 million yen of accrued bonuses	※1 Employees' compensation and benefits reported in the consolidated statements of income include 84million yen of accrued bonuses
※2 Breakdown of gain on sales of property and equipment is as follows: (millions of Yen) Equipment and instruments 1 Total 1	※2 ________
※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (millions of yen) Loss on disposal: Buildings 10 Equipment and instruments 31 Total 41 Loss on sales: ________	※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (millions of yen) Loss on disposal: Buildings 21 Equipment and instruments 93 Software 16 Total 130 Loss on sales: ________
※4 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.	※4 ________
※5 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.	※5 ________

Notes to Consolidated Statements of Cash Flow

Year ended March 31, 2003	Year ended March 31, 2004
※1 The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows. (Millions of Yen) Cash and bank deposits 4,989 Cash and cash equivalent 4,989	※1 The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows. (Millions of Yen) Cash and bank deposits 29,744 Cash and cash equivalent 29,744

Notes to Lease Transactions

Year ended March 31, 2003	Year ended March 31, 2004
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen)	(Millions of Yen)
Acquisition price equivalent:	Acquisition price equivalent:
Equipment and instruments 367	Equipment and instruments 23
Software costs 335	Software costs 1
Total 702	Total 24
Accumulated depreciation equivalent	Accumulated depreciation equivalent
Equipment and instruments 252	Equipment and instruments 15
Software costs 237	Software costs 1
Total 489	Total 16
Equivalent of balance at end of period	Equivalent of balance at end of period
Equipment and instruments 115	Equipment and instruments 8
Software costs 98	Software costs 0
Total 213	Total 8
2 Present value of future lease payments	2 Present value of future lease payments
Within 1 year 180	Within 1 year 4
Over 1 year 41	Over 1 year 4
Total 221	Total 8
3 Lease charge paid, depreciation equivalent and interest equivalent	3 Lease charge paid, depreciation equivalent and interest equivalent
(Millions of Yen)	(Millions of Yen)
Lease charge paid 186	Lease charge paid 169
Depreciation equivalent 176	Depreciation equivalent 205
Interest equivalent 9	Interest equivalent 4
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

(1) Trading and dealings other than trading

Year ended March 31, 2003	Year ended March 31, 2004
1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions.	1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is not to earn profits to own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of interest rate on long-term borrowings.
2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation to hedge the trade backed with actual demand.	2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. But the Company does not trade to earn profits on its account. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.
3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations.	3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from trading is classified mainly as market risk and credit risk, Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.
4. Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.	4. Monitoring of risks Same as the left column.

(2) Securities and Derivatives

[1] Trading assets and liabilities

i)Securities held for trading

	Year ended March 31, 2003			Year ended March 31, 2004		
	Book value (fair value)		Net unrealized gain on those securities	Book value (fair value)		Net unrealized gain on those securities
	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)
(1) Stocks	1	—	—	397	211	30
(2) Bonds	—	—	—	—	-	-
(3) Others	—	—	—	—	5	(0)
Total	1	—	—	397	217	29

ii)Derivetive trading

The Company does not hold trading position at the end of period.

[2] Non-trading assets and liabilities

i)"Other securities" whose market price is available

	Type	Year ended March 31, 2003			Year ended March 31, 2004		
		Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Difference (Mil. of Yen)	Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Differences (Mil. of Yen)
Those whose book value exceeds acquisition cost	(1) Stocks	122	143	21	137	338	201
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	122	143	21	137	338	201
Those whose book value do not exceed acquisition cost	(1) Stocks	565	308	(257)	707	594	(113)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	565	308	(257)	707	594	(113)
Total		686	451	(236)	844	932	88

ii)"Other securities" sold during the current period(From April 1, 2003 to March 31, 2004)

Year ended March 31, 2003			Year ended March 31, 2004		
Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)	Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)
—	—	—	7	0	—

iii)Major securities which are not evaluated by market value

	Current period As of March 31, 2003	Current period As of March 31, 2004
	Book value (Millions of Yen)	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	214	244

Notes: The Company recorded 55 million yen for devaluation loss of investment securities .

iv)Derivative transactions

	Current period As of March 31, 2003		Current period As of March 31, 2004	
	Contract Value (Millions of Yen)	Fair value (Millions of Yen)	Contract Value (Millions of Yen)	Fair value (Millions of Yen)
Foreign exchange forward contracts	3	0	82	1

Note: 1 The fair value of the foreign exchange forward contracts are estimated based on the discounted amounts of net future cash flows .

2 Except for hedged item.

Notes to Income Taxes

As of March 31, 2003

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	26
Excess of allowance for doubtful accounts	145
Reserve for directors' retirement bonuses	118
Excess of reserve for securities transactions:	305
Unrealized gain on investment	95
Others	63
Net balance of deferred tax assets	753

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.1
Personal holding company tax as ruled in Japanese income tax regulations	1.8
Equalization inhabitants taxes	0.2
Effect of changes in statutory income tax rate	0.7
Others	(0.2)
Effective income tax rate	44.7

3. Because of an announcement of the new legislation for the statutory local enterprise tax on March 31, 2003, effective income tax rate used for computation of deferred tax assets/liabilities which associate with temporary differences expected to be deducted/added to taxable income in the fiscal years starting from April 1, 2004 was reduced to 40.5% from 42.1%. Due to this reduction in effective income tax rate, deferred income tax assets decreased by 22 million yen and income tax–deferred increased by 18 million yen.

As of March 31, 2004

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	512
Excess of allowance for doubtful accounts	178
Reserve for directors' retirement bonuses	114
Excess of reserve for securities Transactions:	513
Others	53
Total deferred tax assets	1,371
Deferred tax liabilities	
Excess of reserve for securities transactions	(36)
Total deferred tax liabilities	(36)
Net balance of deferred tax assets	1,335

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.0
Personal holding company tax as ruled in Japanese income tax regulations	3.2
Equalization inhabitants taxes	0.0
Others	(0.3)
Effective income tax rate	45.0

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

< Year ended March 31, 2003 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.23% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	13	—

Notes: Most of the rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Adline Ltd.	1-11-6, Nishi-waseda, Shinjuku-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisement	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisement	242	Accrued expenses 19

Notes: The fee the Company pays to Adline Ltd. is determined based on the prices exercised at the general market.

< Year ended March 31, 2004 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.14% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	14	Prepaid expenses 0

Notes: The rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Adline Ltd.	1-11-6, Nishi-waseda, Shinjuku-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisement	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisement	215	Accrued expenses 23

Notes: The fee the Company pays to Adline Ltd. is determined based on the prices exercised at the general market.

Per Share Information

Year ended March 31, 2003		Year ended March 31, 2004	
Shareholders' equity per share	363.80 Yen	Shareholders' equity per share	439.36 Yen
Net income per share	16.94 Yen	Net income per share	81.50 Yen
Fully diluted earnings per share	16.66 Yen	Fully diluted earnings per share	76.99 Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2003	Year ended March 31, 2004
Net income on the statements of income (Millions of Yen)	1,485	7,280
Net income attributed to the common stock (millions of Yen)	1,485	7,203
Net income not attributed to the common stock (millions of Yen) (Appropriated bonuses for directors and corporate auditors)	— (—)	77 (77)
Average number of common stock outstanding (thousands of shares)	87,673	88,374
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	1,439	5,185
Increase of common stock (thousands of shares)	1,439	5,185
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 Brand of new-share purchase rights: 394,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	————

Subsequent Events

Year Ended March 31, 2003	Year Ended March 31, 2004
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2003 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 403,000 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2005 to July 14, 2008 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1.Number of shares to be issued: 355,500 Common stocks or less 2.Price of new share purchase rights: 0 Yen 3.Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4.Period of exercise: From July 15, 2006 to July 14, 2009 5.Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares. (Resolution on issuance of Third Unsecured Straight Bonds) The Company issued Third Unsecured Straight Bonds on May 18, 2004 based on the resolution of the board meeting held on April 22,2004. The details of this issue are as follows. 1. Aggregate issue amount: 20,000millions of yen 2. Issue price: 100yen per face value of 100yen 3. Payment date May 18,2004 4. Annual coupon rate 1.40% 5.Redemption date May 18,2009 6.Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.

[3] Supporting Schedule to the Consolidated Financial Statements

i) Bonds

(Millions of Yen)

Issuer Company	Name	Date of Issuance	As of March 31, 2002	As of March 31, 2003	Interest rate	Collateral	Date of Maturity
Matsui Securities Co., Ltd.	Subordinated Bond #1	March 7, 2001	500	500	5.11%	None	March 7, 2005
Matsui Securities Co., Ltd.	Unsecured Straight Bond #1	August15, 2003	—	10,000	1.48%	None	August 15, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bond #2	October17, 2003	—	10,000	1.56%	None	October 17, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bond #3	November17, 2003	—	40,000	—	None	March 31, 2011
Total		—	500	60,500	—	—	—

Notes: The redemption schedule of bonds within 5 years from March 31, 2004 is as follows.

(Millions of yen)

Within 1 year	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
500	-	20,000	-	-

ii) Borrowings

(Millions of Yen)

Item	As of March 31, 2003	As of March 31, 2004	Average Interest Rate(%)	Maturity
Short-term borrowings	6,350	23,300	0.33	—
Long-term borrowings to be repaid within 1 year	344	1,877	0.90	—
Long-term borrowings excluding those to be repaid within 1 year	484	33,532	0.77	From September 16, 2005 To December 12, 2007
Other interest-bearing liabilities:				
Installment purchase obligation to be repaid within 1 year	143	—	—	—
Commercial Papers to be repaid within 1 year	—	3,000	0.17	April 30,2004
Loans from securities finance companies	20,042	64,046	0.60	—
Total	27,362	125,754	—	—

Note: The repayment schedule of long-term borrowings and other interest-bearing debts are as follows.

Item	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
Long-term borrowings	28,829	1,630	3,073	—

Note: "Average Interest Rate" is weighted average interest rate as of March 31, 2004,

2 Non-Consolidated Financial Statements and Others

(1) Non-Consolidated Financial Statements

[1] Non-Consolidated Balance Sheets

Item	Note	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			4,887			29,580	
Cash segregated as deposits			77,801			183,002	
Cash in trust			—			4,400	
Trading assets			1			397	
Net receivables arising from pre-settlement date trades			—			14	
Margin account assets:			78,343			261,154	
Loans receivable from customers		72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		5,566			9,073		
Receivables from customers and others			236			23	
Advance paid for subscription			—			44	
Short-term guarantee deposits			2,999			899	
Prepaid expenses			103			175	
Accrued income			775			1,931	
Deferred income taxes			188			692	
Others			333			616	
Allowance for doubtful accounts			(323)			(206)	
Total current assets			165,342	97.3		482,721	98.9
II Fixed assets							
1 Tangible fixed assets	1		509	0.3		634	0.1
Buildings		276			400		
Equipment and instruments		227			193		
Land		6			41		
2 Intangible assets			2,165	1.3		2,055	0.4
Software		2,109			1,997		
Others		55			58		
3 Investments and others			1,841	1.1		2,700	0.6
Investment securities		665			1,177		
Shares of affiliate		450			450		
Investment in partnership		3			3		
Long-term loans receivable		50			168		
Long-term guarantee deposits		22			193		
Long-term prepaid expenses		7			21		
Deferred income taxes		565			643		
Others		130			307		
Allowance for doubtful accounts		(50)			(261)		
Total fixed assets			4,515	2.7		5,389	1.1
Total assets			169,857	100.0		488,111	100.0

		March 31, 2003			March 31, 2004		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			—			217	
Net payables arising from pre-settlement date trades			1			—	
Margin account liabilities:			40,213			101,342	
Loans from securities finance companies		20,042			64,046		
Proceeds of securities sold on customers' accounts		20,171			37,296		
Payables on collateralized securities transactions:			4,864			23,579	
Cash deposits as collateral for securities loaned		4,864			23,579		
Deposits received			35,256			79,360	
Guarantee money received			47,743			112,977	
Suspense account for undelivered securities			—			15	
Short-term borrowings			6,694			25,177	
Commercial paper			—			3,000	
Bond due within one year	2		—			500	
Deferred revenue			52			88	
Accounts payable			311			617	
Accrued expenses			476			943	
Accrued income taxes			135			6,111	
Accrued bonuses			98			—	
Total current liabilities			135,842	80.0		353,925	72.5
II Long-term liabilities							
Bond			500			60,000	
Long-term borrowings			484			33,532	
Reserve for directors' retirement bonuses			291			281	
Total long-term liabilities			1,275	0.8		93,813	19.2
III Statutory reserves							
Reserve for securities transactions	3		753			1,261	
Total statutory reserves			753	0.4		1,261	0.3
Total liabilities			137,870	81.2		448,999	92.0

		March 31, 2003			March 31, 2004		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
I Common Stock			11,405	6.7		11,463	2.3
II Capital surplus							
1 Additional paid-in capital			9,254			9,312	
Total capital surplus			9,254	5.4		9,312	1.9
III Earned surplus							
1 Earned surplus reserves			159			159	
2 Voluntary reserves			4,250			4,250	
Special purpose reserves		4,250			4,250		
3 Unappropriated retained earnings			7,062			13,893	
Total earned surplus			11,471	6.8		18,302	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes			(140)	(0.1)		52	0.0
V Treasury stock			(2)	(0.0)		(17)	(0.0)
Total shareholders' equity			31,987	18.8		39,112	8.0
Total liabilities and shareholders' equity			169,857	100.0		488,111	100.0

[2] Non-consolidated Statements of Income

Item	Note	Year ended March 31, 2003			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			10,240			20,206	
Brokerage commissions		9,516			18,933		
Underwriting and selling commissions		27			191		
Subscription and distribution commissions		16			36		
Others		680			1,047		
Net gain (loss) on trading	1		(39)			30	
Interest and dividend income			3,224			4,800	
Operating revenues			13,425	100.0		25,036	100.0
II Interest expenses			1,274			1,298	
Net operating revenues			12,151	90.5		23,738	94.8
III Selling, general and administrative expenses			8,624	64.2		9,461	37.8
Transaction related expenses		1,635			2,260		
Employees' compensation and benefits		1,781			1,845		
Occupancy and rental		655			399		
Data processing and office supplies		2,564			3,995		
Depreciation	2	1,570			682		
Duties and taxes other than income taxes		19			61		
Provision of allowance for doubtful accounts		313			94		
Others		88			124		
Operating income			3,527	26.3		14,277	57.0
IV Non-operating income			13	0.1		27	0.1
V Non-operating expenses			35	0.3		298	1.2
Bond issuing costs		—			169		
Others		35			129		
Ordinary income			3,505	26.1		14,007	55.9

		Year ended March 31, 2003			Year ended March 31, 2004		
Item	Note	Millions of Yen		%	Item		Note
VI Special profits			162	1.2		2	0.0
Gain on sales of fixed assets		1			—		
Gain on sales of investment securities		—			0		
Gain on sales of corporate golf membership and resort membership		—			1		
Income from insurance policy		161			—		
VII Special losses			995	7.4		776	3.1
Loss on sales and disposals of property and equipment		40			130		
Provision for statutory reserves		265			508		
Devaluation loss on Investment securities		—			55		
Loss on cancellation of lease contracts		6			48		
Retirement benefits for Company' s executives		291			—		
Devaluation loss on corporate golf membership and resort membership		6			6		
Loss on sales of corporate golf membership and resort membership		—			0		
Special contributions to welfare pension plan		364			—		
Expenses for the company's funeral service for the company's deceased counselor		24			—		
Expenses for the relocation of the head office		—			29		
Income before income taxes			2,672	19.9		13,233	52.8
Income taxes –current		1,148			6,672		
Income taxes –deferred		46	1,194	8.9	(713)	5,958	23.8
Net income			1,478	11.0		7,275	29.0
Unappropriated retained earnings at the beginning of period			5,585			6,619	
Unappropriated retained earnings at the end of period			7,062			13,893	

[3] Statements of Appropriation of Retained Earnings

		Year ended March 31, 2003 (For the year ended March 31, 2003) *2		Year ended March 31, 2004 (For the year ended March 31, 2004)	
Item	Note	(Millions of Yen)		(Millions of Yen)	
I Unappropriated retained earnings at the beginning of period			7,062		13,893
II Appropriation					
Dividends *1		444		2,183	
Bonuses to directors		—		74	
Bonuses to auditor		—	444	3	2,260
III Unappropriated retained earnings brought forward to the following period			6,619		11,633

Note 1. The dividend per share for fiscal 2002 is 5.04 yen and the one for fiscal 2003 is 24.54 yen.

2. Dates are those of approval at the shareholders' meetings.

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Year ended March 31, 2003	Year ended March 31, 2004
1. Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	――――	(1) Bonds issuing costs The entire bonds issuing cost is expensed at the issuance.

	Year ended March 31, 2003	Year ended March 31, 2004
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31, 2004, the Company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004. (3) Reserve for Securities Transactions Same as the left column.
5. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
6.Hedge accounting	――――――――	(1) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for the interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.

	Year ended March 31, 2003	Year ended March 31, 2004
7. Other material items	(1) Consumption taxes National and local consumption taxes are separately recorded. (2) The Welfare Pension Fund The Company participates in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions are expensed as periodic pension costs. The value of the assets of the Welfare Pension Fund attributed to the Company calculated based on the contributory ratio as of March 31, 2002 is 1,492 million yen.	(1) Consumption taxes Same as the left column.

Reclassifications

Year ended March 31, 2003	Year ended March 31, 2004
―――	Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31,2003 was 1,100 Mil.yen

Notes to Non-Consolidated Financial Statements

As of March 31, 2003	As of March 31, 2004
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 57 Equipment and instruments 244 Total 301	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 66 Equipment and instruments 144 Total 210

※2 Assets collateralized are as follows.

Year ended March 31, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Buildings	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	50	88	—	88
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	31	53	89	142
Total	81	141	89	230

Year ended March 31,2004

None of the assets were collateralized.

As of March 31, 2003

Note

※1 The amounts of assets collateralized shown in the above represent carrying values.

※2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.

※3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※2).

Securities received and deposited are as follows

(1) Securities deposited (millions of yen)	
① Securities lent for customers' short position of margin trading	21,339
② Collateralized securities for the loans from securities companies	19,443
③ Securities loaned for consumption	4,902
④ Long-term guarantee securities deposited	1,108
(2) Securities received (millions of yen)	
① Securities received for customers' long position of margin trading	64,716
② Collateralized securities for borrowing securities from securities finance companies	5,447
③ Securities borrowed and deposited from customers	92,524

※4 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

※6 Common stocks authorized and outstanding

Number of authorized shares:	350,000,000
Number of outstanding shares:	88,051,299

※7 Treasury stocks held by the Company are as follows

Common stock 2,357 shares

―――――――――――――

As of March 31, 2004

Note

※1 The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings, 4,648 million yen for the loans from securities finance companies, respectively. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.

※3 Fair values of securities received and deposited are as follows.

Securities received and deposited are as follows

(1) Securities deposited (millions of yen)	
① Securities lent for customers' short position of margin trading	42,484
② Collateralized securities for the loans from securities companies	65,831
③ Securities loaned for consumption	24,990
④ Long-term guarantee securities deposited	2,171
(2) Securities received (millions of yen)	
① Securities received for customers' long position of margin trading	266,078
② Collateralized securities for borrowing securities from securities finance companies	9,091
③ Securities borrowed and deposited from customers	228,009

※4 Bond due within 1 year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

※6 Common stocks authorized and outstanding

Number of authorized shares:	350,000,000
Number of outstanding shares:	88,967,059

※7 Treasury stocks held by the Company are as follows

Common stock 9,149 shares

※8 By applying the Article 124-3 of the Japanese Commercial Code , the Company recognized 52million yen of net, unrealized gain on investment securities.

Notes to Non-Consolidated Statement of Income

Year ended March 31, 2003	Year ended March 31, 2004
※1 Breakdown of net gain on trading	※1 Breakdown of net gain on trading

Year ended March 31, 2003 — ※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	(39)
Bonds	1
Total	(39)

Year ended March 31, 2004 — ※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	28
Bonds	2
Total	30

Year ended March 31, 2003 — ※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	3,162
Interest received for the securities lending	5
Dividends received	0
Others	58
Total	3,224

Year ended March 31, 2004 — ※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	4,720
Interest received for the securities lending	36
Others	44
Total	4,800

Year ended March 31, 2003 — ※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	1,201
Interest paid for the borrowings from finance companies on margin trading	12
Interest paid	40
Others	21
Total	1,274

Year ended March 31, 2004 — ※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	862
Interest paid for the borrowings from finance companies on margin trading	54
Interest paid	313
Others	69
Total	1,298

Year ended March 31, 2003 — ※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	162
Membership fees for stock exchanges and securities associations:	277
Communications expenses	900
Travel and transportation expenses:	10
Advertisement	282
Entertainment and social Expenses:	4
Total	1,635

Year ended March 31, 2004 — ※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	520
Membership fees for stock exchanges and securities associations:	440
Communications expenses	979
Travel and transportation expenses:	9
Advertisement	304
Entertainment and social Expenses:	7
Total	2,260

Year ended March 31, 2003 — ※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	279
Employees' compensation	956
Other compensations	224
Welfare expenses	215
Provision of allowance for Employees' bonuses	98
Periodic pension costs	10
Total	1,781

Year ended March 31, 2004 — ※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	314
Employees' compensation	972
Other compensations	249
Welfare expenses	225
Provision of allowance for Employees' bonuses	84
Total	1,845

※6 Breakdown of occupancy and rental

Year ended March 31, 2003

	(Millions of Yen)
Occupancy and rental fee	173
Equipment and instruments expenses	482
Total	655

Year ended March 31, 2004

	(Millions of Yen)
Occupancy and rental fee	153
Equipment and instruments expenses	246
Total	399

※7 Breakdown of data processing and office supplies

Year ended March 31, 2003

	(Millions of Yen)
Data processing and outsourcing cost of operations	2,553
Office supplies	11
Total	2,564

Year ended March 31, 2004

	(Millions of Yen)
Data processing and outsourcing cost of operations	3,986
Office supplies	9
Total	3,995

※8 Breakdown of duties and taxes other than income taxes

Year ended March 31, 2003

	(Millions of Yen)
Property taxes and automobile taxes	7
Official fee	3
Others	8
Total	19

Year ended March 31, 2004

	(Millions of Yen)
Property taxes and automobile taxes	5
Official fee	4
Consumption Tax	18
Others	34
Total	61

※9 Breakdown of Others

Year ended March 31, 2003

	(Millions of Yen)
Printing cost	31
Supplies expenses	1
Water, lightning and heating	11
Library expenses	5
Training	5
Employees recruiting cost	5
Sales materials	0
Miscellaneous	30
Total	88

Year ended March 31, 2004

	(Millions of Yen)
Printing cost	33
Water, lightning and heating	10
Library expenses	5
Training	3
Employees recruiting cost	4
Sales Promotion	44
Miscellaneous	25
Total	124

※10 Breakdown of gain on sales of property and equipment

Year ended March 31, 2003

	(Millions of Yen)
Equipment and instruments	1
Total	1

Year ended March 31, 2004

—

※11 Breakdown of loss on sales and disposals of property and equipment

Year ended March 31, 2003

	(Millions of Yen)
Loss on disposals	
Buildings	9
Equipment and instruments	31
Total	40

Loss on sales —

Year ended March 31, 2004

	(Millions of Yen)
Loss on disposals	
Buildings	21
Equipment and instruments	93
Software	16
Total	130

Loss on sales —

Year ended March 31, 2003	Year ended March 31, 2004
※12 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.	※12 ――――
※13 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002, the Company withdrew from the Fund and accounted for the special contribution of 364 million Yen as a special loss.	※13 ――――

Notes to Lease Transactions

(Millions of Yen)

Year ended March 31, 2003	Year ended March 31, 2004
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen)	(Millions of Yen)
Acquisition price equivalent:	Acquisition price equivalent:
Equipment and instruments 367	Equipment and instruments 23
Software costs 335	Software costs 1
Total 702	Total 24
Accumulated depreciation equivalent	Accumulated depreciation equivalent
Equipment and instruments 252	Equipment and instruments 15
Software costs 237	Software costs 1
Total 489	Total 16
Equivalent of balance at end of period	Equivalent of balance at end of period
Equipment and instruments 115	Equipment and instruments 8
Software costs 98	Software costs 0
Total 213	Total 8
2 Present value of future lease payments	2 Present value of future lease payments
Within 1 year 180	Within 1 year 4
Over 1 year 41	Over 1 year 4
Total 221	Total 8
3 Lease charge paid, depreciation equivalent and interest equivalent	3 Lease charge paid, depreciation equivalent and interest equivalent
(Millions of Yen)	(Millions of Yen)
Lease charge paid 186	Lease charge paid 169
Depreciation equivalent 176	Depreciation equivalent 205
Interest equivalent 9	Interest equivalent 4
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities Held

The shares of Company's subsidiary do not have market price for the years ended March 31, 2003 and 2004.

Notes to Income Taxes

<table>
<tr><th>As of March 31, 2003</th><th>As of March 31, 2004</th></tr>
<tr><td>1 Significant components of deferred income tax assets and liabilities

(Millions of Yen)
Deferred tax assets
Accrued enterprise tax 26
Excess of allowance for doubtful accounts 145
Reserve for directors' retirement bonuses 118
Excess of reserve for securities Transactions: 305
Unrealized gain on investment 95
Others 63
Net balance of deferred tax assets 753</td><td>1 Significant components of deferred income tax assets and liabilities

(Millions of Yen)
Deferred tax assets
Accrued enterprise tax 512
Excess of allowance for doubtful accounts 178
Reserve for directors' retirement bonuses 114
Excess of reserve for securities Transactions: 513
Others 53
Total deferred tax assets 1,371

Deferred tax liabilities
Unrealized loss on investment (36)
Total deferred tax liabilities (36)

Net balance of deferred tax assets 1,335</td></tr>
<tr><td>2 A reconciliation between the nominal statutory income tax rate not the effective income tax rate reported in the consolidated statements of income

(%)
Nominal statutory income tax rate 42.1
(Adjustment)
Permanent difference 0.1
Personal holding company tax as ruled in Japanese income tax regulations 1.8
Equalization inhabitants taxes 0.2
Effect of changes in statutory income tax rate 0.7
Others (0.2)
Effective income tax rate 44.7

3. Because of an announcement of the new legislation for the statutory local enterprise tax on March 31, 2003, effective income tax rate used for computation of deferred tax assets/liabilities which associate with temporary differences expected to be deducted/added to taxable income in the fiscal years starting from April 1, 2004 was reduced to 40.5% from 42.1%. Due to this reduction in effective income tax rate, deferred income tax assets decreased by 22 million yen and income tax-deferred increased by 18 million yen.</td><td>2 A reconciliation between the nominal statutory income tax rate not the effective income tax rate reported in the consolidated statements of income

(%)
Nominal statutory income tax rate 42.1
(Adjustment)
Permanent difference 0.0
Personal holding company tax as ruled in Japanese income tax regulations 3.2
Equalization inhabitants taxes 0.0
Others (0.3)
Effective income tax rate 45.0</td></tr>
</table>

Per-share Information

Year ended March 31, 2003		Year ended March 31, 2004	
Shareholders' equity per share	363.29 Yen	Shareholders' equity per share	438.80Yen
Net income per share	16.86 Yen	Net income per share	81.44Yen
Fully diluted earnings per share	16.58 Yen	Fully diluted earnings per share	76.93Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2003	Year ended March 31, 2004
Net income on the statements of income (Millions of Yen)	1,478	7,275
Net income attributed to the common stock (millions of Yen)	1,478	7,198
Net income not attributed to the common stock (millions of Yen) (Appropriated bonuses for directors and corporate auditors)	— (—)	77 (77)
Average number of common stock outstanding (thousands of shares)	87,673	88,374
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	1,439	5,185
Increase of common stock (thousands of shares)	1,439	5,185
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 Brand of new-share purchase rights: 394,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	————

Subsequent Event

Year Ended March 31, 2003	Year Ended March 31, 2004
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 22, 2003 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 403,000 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2005 to July 14, 2008 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 355,500 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3.Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2006 to July 14, 2009 5.Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares. (Resolution on issuance of Third Unsecured Straight Bond) The Company issued Third Unsecured Straight Bonds on May 18, 2004 based on the resolution of the board meeting held on April 22,2004. The details of this issue are as follows. 1. Aggregate issue amount: 20,000millions of yen 2. Issue price: 100yen per face value of 100yen 3. Payment date May 18,2004 4. Annual coupon rate 1.40% 5.Redemption date May 18,2009 6.Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.

[4] Supporting Schedules

i) List of investment securities

According to the Article 121 of Regulations on Financial Statements, detailed list of investment securities whose book value as of March 31, 2004 totals less than 1/100 of the total assets is omitted.

ii) Fixed Assets

(Millions of Yen)

		As of March 31, 2003	Increase in the current period	Decrease in the current period	As of March 31, 2004	Accumulated Depreciation and Amortization	Depreciation expensed in the current period	Net Value of assets
Tangible	Buildings	333	161	28	466	66	16	400
	Equipment and instruments	471	143	276	337	144	83	193
	Land	6	34	—	41	—	—	41
	Total	810	338	304	844	210	99	634
Intangible	Software Costs	2,572	469	22	3,018	1,021	565	1,997
	Telephone rights	25	—	—	25	6	1	19
	Others	78	19	—	98	59	16	39
	Total	2,675	488	22	3,141	1,086	582	2,055
Long-term prepaid expenses		15	20	—	35	14	6	21

iii) Schedule for Common stocks and others

(Millions of Yen)

Item			Balance as of March 31, 2003	Increase	Decrease	Balance as of March 31, 2004
Capital Stocks			11,405	58	—	11,463
	Outstanding	Common Stocks	(88,051,299 shares) 11,405	(915,760shares) 58	—)	(88,967,059 shares) 11,463
		Total	(88,051,299 shares) 11,405	(915,760shares) 58	—)	(88,967,059 shares) 11,463
Additional paid in capital		Additional paid in capital	9,254	57	—	9,312
		Total	9,254	57	—	9,312
Earned surplus reserve and Voluntary reserves		Earned surplus reserve	159	—	—	159
		(Voluntary reserves) Special reserve	4,250	—	—	4,250
		Total	4,409	—	—	4,409

Notes 1: Treasury stocks at end of fiscal 2003 are 9,149 shares
2: The increase of earned surplus reserves is the result of appropriation of retained earnings brought forward from the previous period.

iv) Schedule for Provisions

Item	Balance as of March 31, 2003 (Millions of Yen)	Increase (Millions of Yen)	Decrease		Balance as of March 31, 2004
			Appropriation (Millions of Yen)	Other	
Allowance for doubtful account	373	231	—	137	467
Accrued bonuses	98	—	98	—	—
Reserve for securities transactions	753	508	—	—	1,261

Note: The decrease of allowance for doubtful account is the reversal according to the yearly recalculation of the allowance.

(2) Breakdown of Major Assets and Liabilities

[1] Assets

i) Cash in hand and at banks

		Book value (Millions of Yen)
Cash in hand		1
Cash at banks	Demand deposits	12,379
	Ordinary deposits	17,194
	Segregated deposits	6
Total		29,580

ii) Cash segregated as deposits

	Book value (Millions of Yen)
Trusted money segregated for customers as fiduciary assets	183,002
Total	183,002

iii) Margin account assets

	Book value (Millions of Yen)
Loans receivable from customers	252,081
Cash deposits as collateral for securities borrowed from securities finance companies	9,073
Total	261,154

[2] Liabilities

i) Margin account liabilities

(Millions of Yen)

	Book value
Loans from securities finance companies	
Japan Securities Finance Co., Ltd	55,572
Osaka Securities Finance Co., Ltd.	8,031
Chubu Securities Finansing Co., Ltd.	443
Proceeds of securities sold on customers' accounts	37,296
Total	101,342

ii) Deposits received

(Millions of Yen)

	Book value
From customers	77,701
From others	1,660
Total	79,360

iii) Guarantee deposits received

(Millions of Yen)

	Book value
Guarantee money received concerning margin trading	109,547
Others	3,430
Total	112,977

iv)Short-term borrowings

(millions of yen)

	Book value
Resona Bank, Limited	4,000
UFJ Bank, Limited	5,000
The Hachijuni Bank, Limited	2,000
Mizuho Corporate Bank, Limited	300
Call money	12,000
Long-term borrowings due within 1 year	1,877
Total	25,177

v)Long-term borrowings

(millions of yen)

	Book value
Sumitomo Mitsui Banking Corporation	363
The Hachijuni Bank, Limited	2,000
The Bank of Tokyo-Mitsuibishi, Limited	2,700
The Dai-ichi Mutual Life Insurance Company	369
Nippon Life Insurance Company	100
Syndication Loan	28,000
Total	33,532

vi) Convertible Bond

(millions of yen)

	Book value
Zero Coupon Convertible Bonds due 2011	40,000
Total	40,000

Note: The Original Annual Securities Report includes the audit reports by ChuoAoyama PricewaterhouseCoopers Audit Corporation for the consolidated and non-consolidated financial statements for the years ended March 31, 2003 and March 31, 2004.

File No. 82-5215

(Summary translation)

The 88th Fiscal Year
Business Report

(April 1, 2003 through March 31, 2004)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 1999	Year ended Mar. 31, 2000	Year ended Mar. 31, 2001	Year ended Mar. 31, 2002	Year ended Mar. 31, 2003	Year ended Mar. 31, 2004
Earnings per share	–	**143.45**	**114.77**	**24.56**	**16.94**	**81.50**
(Yen)	174.55	142.40	114.26	24.42	16.86	81.44
Fully diluted earnings per	–	–	–	**24.11**	**16.66**	**76.99**
share (Yen)	–	–	–	23.98	16.58	76.93
Net assets per share	–	**1,302.20**	**258.90**	**355.25**	**363.80**	**439.36**
(Yen)	1,149.32	1,298.51	258.14	354.82	363.29	438.80

2. Interview with Michio Matsui
(President, Chief Executive Officer and Representative Director)

Translation omitted.

4. Organization (As of June 22, 2003)

Directors:

Michio Matsui	President and Chief Executive Officer
Yuichiro Kuki	Chief Operating Officer
Hirohito Imada	Chief Financial Officer
Akira Nakamura	Managing Director (Chief Information Officer)
Hisashi Tanaami	Managing Director (General Manager of President's Office)
Yoshihiko Sugiyama	Director (General Manager of Corporate Services Dept.)
Masahito Amemiya	Director (General Manager of Compliance Office)
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Yukihiro Yabuki	Director (General Manager of Business Development Dept.)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Outside Corporate Auditor
Kentaro Aoki	Outside Corporate Auditor

Organization:



Shareholders' Meetings
Board of Auditors | Auditors
Board of Directors
President &CEO
Executive Committee
Chief Operating Officer
Chief Financial Officer
System Dept.
Business Development Dept.
Sales & Marketing Dept.
Corporate Services Dept.
Finance Dept.
Customer Support Dept.
Risk Managiment Dept.
President's Office
Complience Office

5. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

Item	March 31, 2003			March 31, 2004		
	Millions of Yen		%	Millions of Yen		%
(Assets)						
I Current Assets						
Cash and bank deposits		4,989			29,744	
Cash segregated as deposits		77,801			183,002	
Cash in trust		—			4,400	
Trading assets		1			397	
Net receivables arising from pre-settlement date trades		—			14	
Margin account assets:		78,343			261,154	
Loans receivable from customers and others	72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies	5,566			9,073		
Receivables from Customers and others		236			23	
Advance paid for subscription		—			44	
Short-term guarantee deposits		2,999			899	
Prepaid expenses		105			176	
Accrued income		775			1,931	
Deferred income taxes		188			692	
Others		332			616	
Allowance for doubtful accounts		(323)			(206)	
Total current assets		165,445	97.4		482,887	98.9
II Fixed assets						
1 Tangible fixed assets		857	0.5		974	0.2
Buildings	345			461		
Equipment and instruments	227			194		
Land	285			319		
2 Intangible assets		2,165	1.3		2,055	0.4
Software	2,109			1,997		
Others	55			58		
3 Investments and others		1,438	0.8		2,250	0.5
Investment securities	665			1,177		
Investment in partnership	3			3		
Long-term loans receivable	50			168		
Long-term guarantee deposits	68			193		
Long-term prepaid expenses	7			21		
Deferred income taxes	565			643		
Others	130			307		
Allowance for doubtful accounts	(50)			(261)		
Total fixed assets		4,459	2.6		5,279	1.1
Total assets		169,904	100.0		488,166	100.0

Item	March 31, 2003			March 31, 2004		
	Millions of Yen		%	Millions of Yen		%
(Liabilities)						
I Current liabilities						
Trading assets		—			217	
Net payables arising from pre-settlement date trades		1			—	
Margin account liabilities		40,213			101,342	
Loans from securities finance companies	20,042			64,046		
Proceeds of securities sold on customers' accounts	20,171			37,296		
Payables on collateralized securities transactions:		4,864			23,579	
Cash deposits as collateral for securities loaned	4,864			23,579		
Deposits received		35,256			79,361	
Guarantee money received		47,743			112,977	
Suspense account for undelivered securities		—			15	
Short-term borrowings		6,694			25,177	
Commercial paper		—			3,000	
Bond due within one year		—			500	
Deferred revenue		52			88	
Accounts payable		310			619	
Accrued expenses		477			943	
Accrued income taxes		136			6,112	
Accrued bonuses		98			—	
Others		0			0	
Total current liabilities		135,843	80.0		353,929	72.5
II Long-term liabilities						
Bond		500			60,000	
Long-term borrowings		484			33,532	
Reserve for directors' retirement bonuses		291			281	
Others		0			0	
Total long-term liabilities		1,275	0.7		93,813	19.2
III Statutory reserves						
Reserve for securities transactions		753			1,261	
Total statutory reserves		753	0.4		1,261	0.3
Total liabilities		137,872	81.1		449,004	92.0
(Shareholders' equity)						
I Common Stock		11,405	6.7		11,463	2.3
II Capital surplus		9,254	5.5		9,312	1.9
III Earned surplus		11,516	6.8		18,352	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes		(140)	(0.1)		52	0.0
V Treasury Stock		(2)	(0.0)		(17)	(0.0)
Total shareholders' equity		32,033	18.9		39,162	8.0
Total liabilities and shreholders' equity		169,904	100.0		488,166	100.0

Brief comments on the consolidated balance sheets:

Translation omitted.

An outlook for the quarterly results of operations

Translation omitted.

Consolidated Statements of Income

Item	Year ended March 31, 2003 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
I Operating revenues						
Commissions		10,240			20,206	
Brokerage commissions	9,516			18,933		
Underwriting and selling commissions	27			191		
Subscription and distribution commissions	16			36		
Others	680			1,047		
Net gain (loss) on trading		(39)			30	
Interest and dividend income		3,224			4,800	
Total operating revenues		13,425	100.0		25,036	100.0
II Interest expenses		1,274			1,298	
Net Operating revenues		12,151	90.5		23,738	94.8
III Selling, general and administrative expenses		8,612	64.1		9,453	37.8
Transaction related expenses	1,635			2,261		
Employees' Compensation and benefits	1,786			1,863		
Occupancy and rental	622			369		
Data processing and office supplies	2,564			3,986		
Depreciation	1,578			689		
Duties and taxes other than income taxes	25			67		
Provision of allowance for doubtful accounts	313			94		
Others	88			125		
Operating income		3,540	26.4		14,285	57.0
IV Non-operating income		14	0.1		30	0.1
V Non-operating expenses		35	0.3		298	1.1
Bond issuing costs	—			169		
Others	35			129		
Ordinary income		3,518	26.2		14,016	56.0

Item	Year ended March 31, 2003 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
Ⅵ Special profits		162	1.2		2	0.0
Gain on sales of fixed assets	1			—		
Gain on sales of investment securities	—			0		
Gain on sales of corporate golf membership and resort membership	—			1		
Income from insurance policy	161			—		
Ⅶ Special losses		996	7.4		776	3.1
Loss on sales and disposals of property and equipment	41			130		
Provision for statutory reserves	265			508		
Devaluation loss on investment securities	—			55		
Loss on cancellation of lease contracts	6			48		
Retirement benefits for cmpany's executives	291			—		
Devaluation loss on corporate golf membership and resort membership	6			6		
Loss on sales of corporate golf membership and resort membership	—			0		
Special contributions to welfare pension plan	364			—		
Expenses for the company's funeral service for the company's deceased counselor	24			—		
Expenses for the relocation of the head office	—			29		
Income before income taxes		2,684	20.0		13,242	52.9
Income taxes –current	1,153			6,676		
Income taxes –deferred	47	1,200	8.9	(713)	5,962	23.8
Net income		1,485	11.1		7,280	29.1

Brief comments on the consolidated statements of income:

Translation omitted.

Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2003 Millions of Yen		Year ended March 31, 2004 Millions of Yen	
(Capital surplus)					
Ⅰ Beginning balance of capital surplus			9,230		9,254
Ⅱ Increase in capital surplus					
1 Issuance of new share on the execution of stock options		24	24	57	57
Ⅲ Capital surplus at end of period			9,254		9,312
(Earned surplus)					
Ⅳ Beginning balance of earned surplus			10,311		11,516
Ⅴ Increase in earned surplus					
1 Net income		1,485	1,485	7,280	7,280
Ⅵ Decrease in earned surplus					
1 Cash dividends		279	279	444	444
Ⅶ Earned surplus at end of period			11,516		18,352

Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2003	Year ended March 31, 2004
		Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes		2,684	13,242
Depreciation and amortization		1,578	689
Net change in allowance for doubtful accounts		313	94
Net change in accrued bonuses		(14)	(98)
Net change in reserve for securities transactions		265	508
Interest and dividend income		(6)	(14)
Interest expenses		40	313
Interest income on margin transactions		(3,162)	(4,720)
Interest expenses on margin transactions		1,201	862
Gain on sales of fixed assets		(1)	—
Loss on sales and disposals of property and equipment		41	130
Gain on sales of investment securities		—	(0)
Devaluation loss on corporate golf membership and resort membership		6	6
Net change in deposits segregated for customers		5,399	(105,201)
Net change in cash in trust		—	(4,400)
Net change in trading assets		(1)	(180)
Net change in margin assets and liabilities		(8,175)	(121,683)
Net change in deposits received		(3,857)	44,105
Net change in cash collateral for securities loaned		129	18,715
Net change in guarantee deposits received		(793)	65,234
Net change in short-term guarantee deposits		(754)	2,100
Others, net		(634)	(65)
Sub total		(5,739)	(90,362)
Interest and dividends received		6	14
Interest paid		(38)	(156)
Interest on margin transactions received		3,104	4,289
Interest on margin transactions paid		(1,232)	(915)
Income taxes paid		(2,336)	(699)
Net cash flows from operating activities		(6,236)	(87,829)
II Cash flows from investing activities			
Payments for purchases of property and equipment		(23)	(337)
Proceeds from sales of property and equipment		1	—
Payments for purchases of intangible assets		(2,100)	(512)
Payments for purchases of investment securities		(187)	(250)
Proceeds from sales of investment securities		—	7
Proceeds from maturity and cancellation of insurance		5	—
Others, net		23	(198)
Net cash flows from investing activities		(2,280)	(1,290)

		Year ended March 31, 2003	Year ended March 31, 2004
Item	Note	Millions of Yen	Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		6,000	16,950
Net change in commercial paper		—	3,000
Proceeds from long-term borrowings		800	35,080
Repayments of long-term borrowings		(212)	(499)
Payments for installment purchase obligation		(321)	(143)
Proceeds from issuance of corporate bond		—	59,831
Proceeds from issuance of new-share		48	115
Payments for purchase of treasury stock		(2)	(15)
Dividends paid		(279)	(444)
Net cash flows from financing activities		6,034	113,875
Ⅳ Translation difference of cash and cash equivalent		—	(0)
Ⅴ Net change in cash and cash equivalent		(2,483)	24,756
Ⅵ Cash and cash equivalent at beginning of period		7,472	4,989
Ⅶ Cash and cash equivalent at end of period	1	4,989	29,744

Capital Adequacy Ratio

(Millions of Yen)

			As of March 31,2004	As of March 31, 2003
Tier I Capital		(A)	36,799	31,543
Tier II Capital	Net unrealized gain on investment		52	–
	Statutory reserves		1,261	753
	Allowance for doubtful accounts		205	322
	Subordinated debts		500	500
	Total	(B)	2,019	1,575
Assets to be deducted from equity capital		(C)	4,633	4,417
Equity capital after deduction (A) + (B) − (C)		(D)	34,184	28,702
Risk	Market risk		135	54
	Counterparty risk		5,439	1,721
	Basic risk		2,262	1,680
	Total	(E)	7,837	3,456
Capital Adequacy Ratio(%)		(D) / (E)	436.1 %	830.4%

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

6. Corporate profile and Company's shares

- Total number of shares outstanding 88,967,059 shares
- Number of shareholders 19,288
- Stock market listed Tokyo Stock Exchange (First section)
- Accounting auditor Chuo Aoyama Audit Corporation
- Number of directors and employees 166
  (Including Temporary staffs)
- Distribution of shares

1) Number of shares

Individuals and others	52,414,693	(58.91%)
Financial institutions	14,788,100	(16.62%)
Other domestic institutions	12,109,608	(13.61%)
Foreigners	8,549,400	(9.61%)
Securities companies	1,105,258	(1.24%)
Total	88,967,059	

2) Number of shareholders

Individuals and others	18,929
Financial institutions	51
Other domestic institutions	129
Foreigners	135
Securities companies	44
Total	19,288

• Major shareholders

Chizuko Matsui	25,233,200	(28.36%)
Michio Matsui	12,217,781	(13.73%)
Shokosha Ltd.	8,130,408	(9.14%)
Japan Trustee Services Bank, Ltd. (Trust Account)	5,893,100	(6.62%)
Maruroku Ltd.	3,564,000	(4.01%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,527,800	(3.97%)
Michitaro Matsui	1,463,400	(1.64%)
Chiaki Matsui	1,463,300	(1.64%)
Yuma Matsui	1,463,200	(1.64%)
AIG star Life Insurance Company (Special Pension Account)	1,295,200	(1.46%)

7. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

June 28, 2004

Public Notice of Settlement of Accounts for the 88th Fiscal Year

Balance Sheet

As of March 31, 2004

(Millions of Yen)

Assets	
Account Item	Amount
Current Assets	**482,721**
Cash and bank deposits	29,580
Cash segregated as deposits	183,002
Cash in Trust	4,400
Trading assets	397
Net receivables arising from pre-settlement date trades	14
Margin account assets:	261,154
Loans receivable from customers	252,081
Cash deposited as collateral for securities borrowed from securities finance companies	9,073
Receivables from customers and others	23
Advance paid for subscription	44
Short-term guarantee deposits	899
Advance payments	0
Prepaid expenses	175
Other accounts receivables	1
Accrued income	1,931
Deferred income taxes	692
Others	615
Allowance for doubtful accounts	(206)
Fixed Assets	**5,389**
Tangible fixed assets:	634
Buildings	400
Equipment and instruments	193
Land	41
Intangible assets:	2,055
Software	1,997
Telephone rights	19
Others	39
Investments and others:	2,700
Investment securities	1,177
Share of affiliate	450
Investment in partnership	3
Long-term loans receivable	168
Long-term guarantee deposits	193
Long-term prepaid expenses	21
Deferred income taxes	643
Others	307
Allowance for doubtful accounts	(261)
Total Assets	**488,111**

(Millions of Yen)

Liabilities	
Account item	Amount
Current Liabilities	**353,925**
Trading assets	217
Margin account liabilities:	101,342
Loans from securities finance companies	64,046
Proceeds of securities sold on customers' accounts	37,296
Payables on collateralized securities transactions:	23,579
Cash deposits as collateral for securities loaned	23,579
Deposits received	79,360
Guarantee money received	112,977
Suspense account for undelivered securities	15
Short-term borrowings	25,177
Commercial paper	3,000
Bond due within one year	500
Deferred revenue	88
Accounts payable	617
Accrued expenses	943
Accrued income taxes	6,111
Long-term Liabilities	**93,813**
Bond	20,000
Convertible bond	40,000
Long-term borrowings	33,532
Reserve for directions' retirement bonuses	281
Statutory reserves	**1,261**
Reserve for securities transactions	1,261
Total Liabilities	**448,999**
Shareholders' Equity	
Common stock	**11,463**
Capital Surplus	**9,312**
Additional paid-in capital	9,312
Earned Surplus	**18,302**
Earned surplus reserves	159
Voluntary reserves	4,250
Special purpose reservres	4,250
Unappropriated retained earnings	13,893
Net unrealized gain on investment securities, net of taxes	**52**
Treasury stock	**(17)**
Total Shareholders' Equity	**39,112**
Total Liabilities and Shareholders' Equity	**488,111**

The Statement of Income

(For the year ended March 31, 2004)

(Millions of Yen)

Account item	Amount	
Operating revenues		**25,036**
Commissions	20,206	
Net gain on trading	30	
Interest and dividend income	4,800	
Interest expenses		**1,298**
Net operating revenues		**23,738**
Selling, general and administrative expenses		**9,461**
Operating income		**14,277**
Non-operating income		**27**
Non-operating expenses		**298**
Ordinary income		**14,007**
Special profits		**2**
Gain on sales of investment securities	0	
Gain on sales of corporate golf membership and resort membership	1	
Special losses		**776**
Loss on sales and disposals of property and equipment	130	
Provision for statutory reserves	508	
Devaluation loss on Investment securities	55	
Loss on cancellation of lease contracts	48	
Devaluation loss on corporate golf membership and resort membership	6	
Loss on sales of corporate golf membership and resort membership	0	
Expenses for the relocation of the head office	29	
Income before income taxes		**13,233**
Income taxes – Current	6,672	
Income taxes – Deferred	(713)	**5,958**
Net income		**7,275**
Unappropriated retained earnings at the beginning of period		**6,619**
Unappropriated retained earnings at the end of period		**13,893**

Notes

The accompanying financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of Internal Accounting Standards.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The statement of balance sheet and the statement of income of the Company are prepared in accordance with "The Implementing Restrictions of Commercial Code (Department of Justice Ordinance No.22, 2002), "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No.32, 1998) and "Uniform Accounting Standards of Securities Companies" (set by the board of directors of Japan Securities Dealers' Association, November 14, 1974).

Amounts presented were rounded down to the nearest thousands of March 31, 2003. Amounts presented are rounded off to the nearest millions of March 31, 2004.

【Significant accounting policies】

1. Valuation of securities and derivatives
   (1) Securities and derivatives classified in trading assets:
   Securities and derivatives classified in trading assets are valued at fair value.
   (2) Securities not classified in trading assets
   ① Investment in a subsidiary company
   Investment in a subsidiary company is stated at cost determined on a moving average method.
   ② Other securities
   Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.
2. Depreciation of fixed assets
   (1) Tangible fixed assets
   The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(2) Intangible fixed assets

Software for in-house use is depreciated under straight-line method based on internal estimated useful life (5 years or less). Intangible assets other than software are depreciated by straight-line method.

3. Bond issuing cost

The entire bond issuing cost is expensed at the issuance.

4. Accounting policies for provisions

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts for an amount specifically assessed plus an amount computed based on historical loss experience.

(2) Accrued bonuses

Estimated amount of employees' bonuses is accrued. In the year ended March 31, 2004, the Company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004.

5. Reserves for Securities Transactions

For the possible customer losses by default of a securities company on securities transactions the Company provides Reserve for Securities Transactions based on the article 51 of the Securities Exchange Law and the article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

6. Accounting for lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

7. Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rate.

8. Accounting of consumption taxes

National and local consumption taxes are separately recorded.

【Reclassifications】

Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" form the current fiscal priod. The balance of cash in trust as of March 31, 2003 was 1,100mil.yen.

【Notes to the balance sheet】

1. Accumulated depreciation deducted from tangible fixed assets:

210 Millions yen

2. Besides the fixed assets accounted for on the balance sheet, the Company has computers and server systems obtained under non-capitalized finance leases.

3. Assets collateralized

The Company is offering no assets as collateral to the short-term and long-term liabilities. Although the securities bought by customers using the

money loaned from the Company's own fund, of which fair value amounted to 666 Million yen are collateralized for the short-term borrowings, 4,648 Million yen for the loans from securities finance companies, 28,290 Million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.

4. Fair values of securities received and deposited are as follows (excluding those listed in the previous note):
   (1) Securities deposited (Millions of yen)
      ① Securities lent for customers' short position of margin trading 42,484
      ② Collateralized securities for the loans from securities companies 65,831
      ③ Securities loaned for consumption 24,990
      ④ Long-term guarantee securities deposited 2,171
   (2) Securities received (thousands of yen)
      ① Securities received for customers' long position of margin trading 266,078
      ② Collateralized securities for borrowing securities from securities finance companies 9,091
      ③ Securities borrowed and deposited from customers 228,009
5. Bond due within one year is subordinated bond under the article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
6. Outstanding new share purchase rights issues on this article 280-19 of the pre-revised Commercial Code

Date	Number of outstanding shares to be issued	Price of issuance	Issuing period
January 29, 2001	Common Stock 18,542 shares	110 Yen	From February 1, 2003 To January 31, 2006
June 1, 2001	Common Stock 283,806 shares	131 Yen	From December 1, 2003 To January 31, 2007

7. By applying the Article 124-3 of the Japanese Commercial Code, the Company recognized 52million yen of net, unrealized gain on investment securities.
8. Accounts receivables/ payables from/ to a subsidiary company
   (1) Short-term payables 0 Million Yen

【Notes to the statement of income】

1. Trading with a subsidiary company
   Selling, general and administrative expenses:104 Million Yen
2. Net income per share 81.44 Yen

Calculation basis of per share information is as follows.

Net income on the statements of income	7,275million yen
Net income not attributed to the common stock	77 million yen
(Appropriated bonuses for directors and corporate auditors)	(77 million yen)
Net income attributed to the common stock	7,198 million yen

Average number of common stock outstanding
88,374 Thousand shares